Exhibit 99.1

Four Seasons Education Reports First Quarter Fiscal Year 2020 Unaudited Financial Results

SHANGHAI, July 30, 2019 (PRNewswire) – Four Seasons Education (Cayman) Inc.  (“Four Seasons Education” or the “Company”) (NYSE: FEDU), a leading Shanghai based educational company dedicated to providing comprehensive after-school education services with a focus on high-quality math education, today announced its unaudited financial results for the first quarter fiscal year 2020, ended May 31, 2019.

First Quarter Fiscal Year 2020 Financial and Operational Highlights

•	Revenue decreased by 0.8% to RMB85.6 million (US$12.4 million) from RMB86.4 million in the same period of last year.
•	Gross profit decreased by 18.3% to RMB39.4 million (US$5.7 million) from RMB48.2 million in the same period of last year.
•	Operating loss was RMB2.1 million (US$0.3 million), compared with operating income of RMB15.1 million in the same period of last year.
•	Adjusted operating income(1) (non-GAAP) was RMB7.8 million (US$1.1 million), compared with RMB21.1 million in the same period of last year.
•	Net income was RMB4.2 million (US$0.6 million), compared with RMB8.0 million in the same period of last year.
•	Adjusted net income(2) (non-GAAP) was RMB11.2 million (US$1.6 million), compared with RMB18.4 million in the same period of last year.
•

Basic and diluted net income per American Depositary Share (“ADS”) attributable to ordinary shareholders were both RMB0.08 (US$0.01), compared with RMB0.16 and RMB0.15, respectively, for the same period of last year. Each two ADSs represent one ordinary share.

•

Adjusted basic and diluted net income per ADS attributable to ordinary shareholders (non-GAAP) were both RMB0.22 (US$0.03), compared with RMB0.38 and RMB0.35, respectively, for the same period of last year.

•	Number of learning centers reached 52 as of May 31, 2019, compared with 49 as of May 31, 2018.
•

Total student enrollment(3) reached 69,100, representing an increase of 53.2% from 45,113 during the same period of last year. The substantial year-over-year increase in total student enrollment was primarily due to the increased course offerings with higher diversification, compliance of new government policy which limits the prepayment of a curriculum registration to three months, and the expansion of the Company's physical learning center network.

(1) Adjusted operating income is defined as operating income excluding share-based compensation expenses.

(2) Adjusted net income is defined as net income excluding share-based compensation expenses and fair value change of investments measured at fair value.

(3) Total student enrollment is defined as the cumulative number of courses enrolled in and paid for by the Company’s students during the respective period, including multiple courses enrolled in and paid for by the same student.

For more information on these adjusted financial measures, please see the section captioned under "About Non-GAAP Financial Measures" and the tables captioned "Reconciliation of GAAP and non-GAAP Results" set forth at the end of this release.

“We kicked off the fiscal year 2020 with an encouraging performance in the first quarter, where we achieved a 53.2% total student enrollment growth on a year-over-year basis,” said Mr. Peiqing Tian, Chairman and Chief Executive Officer of Four Seasons Education. “With a focus on math-related courses as our core educational offering, we maintained our healthy growth momentum of student enrollment across course subjects; we remained dedicated to providing K-12 students a one-stop solution for after school study and self-improvement. Particularly, our middle school program which provides comprehensive tutoring for key curricular subjects is gaining popularity, demonstrated by the strong year-over-year enrollment growth and an increasing proportion of revenue contribution during the first quarter.

“Our learning centers in Shanghai and other provinces continued to develop, ramping up steadily, following our efforts to optimize our learning center network during previous quarters. Notably, the geographic diversification process of our learning centers remained steadfast, which was reflected by year-over-year enrollment growth of 75% in learning centers outside of Shanghai. Furthermore, the well-equipped facilities and high-standard education program of our learning centers have been further recognized by the government. Recently, we were honored to be selected by Shanghai Children’s Foundation, or the SCF, as one of the organizers of Trusty Summer Childcare, a project launched by SCF and Shanghai Women’s Federation, that aims to provide a fulfilling summer experience for the kids. This has demonstrated our good compliance status and sterling brand reputation, and will help further elevate our brand awareness among parents and students.

“With healthy enrollment growth and development of learning centers, in addition to other various activities and programs underway, we are confident in our business growth trajectory and have a positive outlook with regards to near term operating performance. With math as the anchor subject of our increasingly diversified portfolio of course offerings and trustworthy program quality as our strength, we are devoted to capturing tremendous opportunities in the K-12 afterschool market by delivering engaging courses and enjoyable learning experience to students at different age groups,” Mr. Tian concluded.

Ms. Yi (Joanne) Zuo, Director and Chief Financial Officer of Four Seasons Education, commented, “Our first quarter result marked a solid start for the fiscal year 2020. After the winter break, our total student enrollment achieved excellent year-over-year growth for the quarter. This robust growth represents the vast market demand for our enriched course offerings. Following our network and operation optimization program, we reported considerable gross margin improvement compared to last quarter, and achieved net income again for this quarter. As we continuously deliver our featured math course and enriched educational content of other subjects, we experienced a growing trend in our enrollment and increased deferred revenue which give us a positive indication of our topline performance for the quarters ahead.”

First Quarter Fiscal Year 2020 Financial Results

Revenue decreased by 0.8% to RMB85.6 million (US$12.4 million) for the first quarter of fiscal year 2020 from RMB86.4 million in the same period of last year.

Cost of revenue increased by 21.3% to RMB46.3 million (US$6.7 million) for the first quarter of fiscal year 2020 from RMB38.2 million in the same period of last year, primarily attributable to costs associated with the increase in faculty staff cost and learning centers’ rental, utilities and maintenance and depreciation costs, as a result of increased number of learning centers.

Gross profit decreased by 18.3% to RMB39.4 million (US$5.7 million) for the first quarter of fiscal year 2020 from RMB48.2 million in the same period of last year.

General and administrative expenses increased by 34.2% to RMB33.5 million (US$4.9 million) for the first quarter of fiscal year 2020 from RMB25.0 million in the same period of last year, primarily attributable to increased staff cost and increased share-based compensation expenses.

Sales and marketing expenses decreased by 2.2% to RMB7.9 million (US$1.1 million) for the first quarter of fiscal year 2020 from RMB8.1 million in the same period of last year.

Operating loss was RMB2.1 million (US$0.3 million) for the first quarter of fiscal year 2020, compared with operating income of RMB15.1 million in the same period of last year. Adjusted operating income, which excludes share-based compensation expenses, was RMB7.8 million (US$1.1 million) for the first quarter of fiscal year 2020, compared with RMB21.1 million in the same period of last year.

Subsidy income was RMB7.4 million (US$1.1 million) for the first quarter of fiscal year 2020, compared with RMB0.4 million in the same period of last year, primarily due to the subsidy income of unrestricted cash incentives that the Company received from local government authorities, the amount of which varies from period to period.

Interest income, net was RMB1.1 million (US$0.2 million) for the first quarter of fiscal year 2020, compared with RMB2.8 million in the same period of last year.

Other income, net was RMB2.4 million (US$0.3 million) for the first quarter of fiscal year 2020, compared with other expenses of RMB2.2 million in the same period of last year, primarily due to gains from fair value change of investments.

Net income was RMB4.2 million (US$0.6 million) during the first quarter of fiscal year 2020, compared with RMB8.0 million in the same period of last year. Adjusted net income, which excludes share-based compensation expenses and fair value change of investments measured at fair value, was RMB11.2 million (US$1.6 million), compared with RMB18.4 million in the same period of last year.

Basic and diluted net income per ADS attributable to ordinary shareholders for the first quarter of fiscal year 2020 were both RMB0.08 (US$0.01), compared with RMB0.16 and RMB0.15, respectively, for the same period of last year. Non-GAAP basic and diluted net income per ADS attributable to ordinary shareholders for the first quarter of fiscal year 2020 were both RMB0.22 (US$0.03), compared with RMB0.38 and RMB0.35, respectively, for the same period of last year.

Cash and cash equivalents. As of May 31, 2019, the Company had cash and cash equivalents of RMB515.3 million (US$74.7 million), an increase of 17.2% compared with RMB439.6 million as of February 28, 2019.

Adoption of New Lease Accounting Standards

The Company has adopted Accounting Standards Update 2016-02, Leases (Topic 842) utilizing the optional transition approach allowed under ASU 2018-11 since March 1, 2019. By applying ASU 2016-02 since March 1, 2019, as opposed to since the beginning of the earliest period presented, periods prior to March 1, 2019 continued to be reported in accordance with Leases (Topic 840).

As a result of the adoption of Lease (Topic 842), the Company recognized operating lease right-of-use assets of RMB239.2 million, and related operating lease current liabilities of RMB0.3 million and noncurrent liabilities of RMB240.9 million on March 1, 2019. The impact on opening balance of retained earnings in the period of adoption was nil. The adoption of ASU 2016-02 did not materially affect the consolidated statements of operations and cash flows.

Business Outlook

For the second quarter of fiscal 2020, the Company expects to generate revenue in the range of RMB121.4 million to RMB126.1 million, representing year-over-year growth of approximately 30% to 35%.

The above guidance reflects the Company’s current and preliminary view, which is subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on July 30, 2019 (8:00 PM Beijing/Hong Kong time on July 30, 2019).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	1-888-346-8982
International:	1-412-902-4272
Hong Kong (toll free):	800-905-945
Hong Kong:	852-3018-4992
China (toll free):	400-120-1203

Participants should dial-in at least 5 minutes before the scheduled start time and ask to be connected to the call for “Four Seasons Education.”

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.sijiedu.com.

A replay of the conference call will be accessible approximately one hour after the conclusion of the live call until August 6, 2019, by dialing the following telephone numbers:

United States (toll free):	1-877-344-7529
International:	1-412-317-0088
Replay Access Code:	10133833

About Four Seasons Education (Cayman) Inc.

Four Seasons Education (Cayman) Inc. is a leading Shanghai based educational company dedicated to providing comprehensive after-school education services with a focus on high-quality math education. The Company’s vision is to unlock students’ intellectual potential through high quality and effective education that can profoundly benefit students’ academic, career and life prospects. The Company provides educational programs that are primarily focused on elementary-level math and have expanded in recent years to also include other subjects, including physics, chemistry, and languages, and other grade levels, including kindergarten-level and middle school-level programs. The Company’s proprietary educational content is designed to cultivate students’ interests and enhance their cognitive and logic abilities. The Company develops its educational content through a systematic development process and updates it regularly based on student performance and feedback. Such process allows the Company to effectively drive better learning outcomes and serve students of different ages, aptitude levels and learning objectives. The Company’s faculty is led by a group of experienced senior educators, including recognized scholars, award-winning teachers. Over the years, the quality of the Company’s education services has been demonstrated by its student outstanding academic performance.

About Non-GAAP Financial Measures

In evaluating the Company’s business, the Company considers and use certain non-GAAP measures, including primarily adjusted operating income, adjusted net income, adjusted margin and adjusted basic and diluted net income per ADS attributable to ordinary shareholders, as supplemental measures to review and assess the Company’s operating performance. To present each of these non-GAAP measures, the Company excludes (i) share-based compensation expenses, and (ii) fair value change of investments measured at fair value. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses and fair value change of investments measured at fair value that may not be indicative of the Company’s operating performance from a cash perspective. The Company believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance and liquidity. The Company also believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in the Company’s financial and operational decision making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges and fair value change of investments measured at fair value that have been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business. The Company compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.9027 to US$1.00, the rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on May 31, 2019.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract new students and retain existing students, its ability to deliver a satisfactory learning experience and improving their academic performance, PRC regulations and policies relating to the education industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE or other stock exchange, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. All information provided in this press release is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1 filed in connection with its initial public offering.

For investor and media inquiries, please contact:

In China:

Four Seasons Education (Cayman) Inc.

Olivia Li

Tel: +86 (21) 6317-6678

E-mail: IR@fsesa.com

The Piacente Group, Inc.

Xi Zhang

Tel: +86 (10) 6508-0677

E-mail: fourseasons@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: fourseasons@tpg-ir.com

FOUR SEASONS EDUCATION (CAYMAN) INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share data and per share data)

	As of
	Feb 28	May 31	May 31
	2019	2019	2019
	RMB	RMB	USD
Current assets:
Cash and cash equivalents	439,580	515,310	74,653
Accounts receivable and contract assets	811	1,946	282
Amounts due from related parties	119	186	27
Other receivables, deposits and other assets	22,517	23,238	3,366
Short-term investment under fair value	32,715	33,776	4,893
Long-term investment under fair value - current	-	170,841	24,750
Total current assets	495,742	745,297	107,971

Restricted cash	31,655	32,807	4,753
Property and equipment, net	27,000	24,859	3,601
Operating lease right-of-use assets	-	226,591	32,826
Intangible asset, net	43,897	42,815	6,203
Goodwill	149,775	149,775	21,698
Deferred tax assets	9,536	10,325	1,496
Equity method investments	219	1,438	208
Long-term investments under fair value	162,937	-	-
Rental deposits—non-current	11,293	11,864	1,719
Total non-current assets	436,312	500,474	72,504
TOTAL ASSETS	932,054	1,245,771	180,475

Current liabilities
Amounts due to related parties	10,719	6,008	870
Accrued expenses and other current liabilities	56,566	41,052	5,946
Operating lease liabilities – current	-	273	40
Income tax payable	9,065	9,586	1,389
Deferred revenue	87,870	164,574	23,842
Total current liabilities	164,220	221,493	32,087

Non-current liabilities
Deferred tax liabilities	10,903	10,636	1,541
Operating lease liabilities – non-current	-	229,601	33,262
Total non-current liabilities	10,903	240,237	34,803
TOTAL LIABILITIES	175,123	461,730	66,890

Total equity	756,931	784,041	113,585
TOTAL LIABILITIES AND EQUITY	932,054	1,245,771	180,475

FOUR SEASONS EDUCATION (CAYMAN) INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share data and per share data)

	Three Months Ended May 31,
	2018	2019	2019
	RMB	RMB	USD
Revenue	86,354	85,644	12,407
Cost of revenue	(38,169)	(46,291)	(6,706)

Gross profit	48,185	39,353	5,701

General and administrative expenses	(24,981)	(33,519)	(4,856)
Sales and marketing expenses	(8,063)	(7,887)	(1,143)

Operating income/ (loss)	15,141	(2,053)	(298)

Subsidy income	405	7,372	1,068
Interest income, net	2,779	1,078	156
Other (expenses)/ income, net	(2,233)	2,367	343

Income before income taxes and loss from equity method investments	16,092	8,764	1,269

Income tax expense	(8,130)	(4,515)	(654)
Loss from equity method investments	-	(81)	(12)

Net income	7,962	4,168	603
Net income attributable to non-controlling interest or loss	300	399	58
Net income attributable to Four Seasons Education (Cayman) Inc.	7,662	3,769	545

Net income per ordinary share:
Basic	0.32	0.16	0.02
Diluted	0.30	0.15	0.02

Weighted average shares used in calculating net income per ordinary share:
Basic	24,028,026	24,061,293	24,061,293
Diluted	25,572,897	24,831,899	24,831,899

FOUR SEASONS EDUCATION (CAYMAN) INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands, except share data and per share data)

	Three Months Ended May 31,
	2018	2019	2019
	RMB	RMB	USD
Net income	7,962	4,168	603
Other comprehensive (loss) income, net of tax of nil
Foreign currency translation adjustments	(6,890)	16,075	2,329
Comprehensive income	1,072	20,243	2,932
Less: Comprehensive income attributable to non-controlling interest	300	399	58
Comprehensive income attributable to Four Seasons Education (Cayman) Inc.	772	19,844	2,874

FOUR SEASONS EDUCATION (CAYMAN) INC.
RECONCILIATION OF GAAP AND NON-GAAP RESULTS
(in thousands, except share data and per share data)

	Three Months Ended May 31,
	2018	2019	2019
	RMB	RMB	USD
Net income	7,962	4,168	603
Add: share-based compensation expenses (net of tax effect of nil)	5,973	9,815	1,422
Add: fair value change of investments, excluding foreign currency translation adjustment (net of tax effect of nil)	4,478	(2,780)	(403)
Adjusted net income	18,413	11,203	1,622

Net margin	9.2%	4.9%	4.9%
Add: share-based compensation expenses	6.9%	11.5%	11.5%
Add: fair value change of long-term investment	5.2%	-3.2%	-3.2%
Adjusted net margin	21.3%	13.1%	13.1%

Net operating income/ (loss)	15,141	(2,053)	(298)
Add: share-based compensation expenses	5,973	9,815	1,422
Adjusted operating income	21,114	7,762	1,124

Basic net income per ADS attributable to ordinary shareholders	0.16	0.08	0.01
Add: share-based compensation expenses per ADS attributable to ordinary shareholders	0.12	0.20	0.03
Add: fair value change of long-term investment per ADS attributable to ordinary shareholders	0.10	(0.06)	(0.01)
Adjusted basic net income per ADS attributable to ordinary shareholders	0.38	0.22	0.03
Diluted net income per ADS attributable to ordinary shareholders	0.15	0.08	0.01
Add: share-based compensation expenses per ADS attributable to ordinary shareholders	0.12	0.20	0.03
Add: fair value change of long-term investment per ADS attributable to ordinary shareholders	0.09	(0.06)	(0.01)
Adjusted diluted net income per ADS attributable to ordinary shareholders	0.35	0.22	0.03
Weighted average ADSs used in calculating earnings per ADS
Basic	48,056,052	48,122,586	48,122,586
Diluted	51,145,794	49,663,797	49,663,797